UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                For July 28, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  July 28, 2005

Calgary, Alberta, Canada - July 28, 2005

                    PRECISION DRILLING CORPORATION ANNOUNCES
                         RESULTS FOR THE SECOND QUARTER

Precision Drilling Corporation ("Precision" or the "Corporation") announced today that net earnings for the second quarter of 2005 was $25.9 million or $0.21 per diluted share, compared to $16.0 million or $0.14 per diluted share for the second quarter of 2004. Net earnings from continuing operations was $9.3 million or $0.07 per diluted share compared to $10.1 million or $0.09 per diluted share in 2004.

During the quarter, the Corporation entered into a definitive agreement to sell its Energy Services and International Contract Drilling divisions for approximately US$2.28 billion with the transaction expected to close on or about September 1, 2005. The Corporation is also negotiation with a third party for the sale of its industrial and plant maintenance business carried on by CEDA. As a result, these businesses have been classified as discontinued operations with continuing operations now being comprised of Canadian contract drilling, service rig, snubbing, rentals, and related services businesses.

With respect to the continuing businesses, the Corporation announced in June 2005 that it was undertaking an examination of the available strategic alternatives, including determining the viability and method of conversion to an income trust. Although the Board of Directors has not made any decision with respect to any specific course of action at this time, it has retained the appropriate financial, accounting, legal and tax advisors to assist it in identifying and assessing issues pertaining to a conversion to an income trust. Any conversion alternatives available to Precision will be subject to review by, and approval of the Board of Directors and will also be subject to receipt of all required shareholder and regulatory approvals.

RESULTS OF CONTINUING OPERATIONS


THREE MONTHS ENDED JUNE 30,                                         2005              2004         % Change
------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                              229               225               1.8
Drilling operating days                                            6,049             5,279              14.6
Drilling revenue per operating day                                16,578            15,561               6.5
Number of service rigs (end of period)                               239               239                 -
Service rig operating hours                                       72,814            80,986             (10.1)
Service revenue per operating hour                                   530               458              15.7
=============================================================================================================


SIX MONTHS ENDED JUNE 30,                                           2005              2004         % Change
------------------------------------------------------------------------------------------------------------

Number of drilling rigs (end of period)                              229               225              1.8
Drilling operating days                                           20,048            20,047                -
Drilling revenue per operating day                                17,951            16,506              8.7
Number of service rigs (end of period)                               239               239                -
Service rig operating hours                                      212,488           231,679             (8.3)
Service revenue per operating hour                                   576               507             13.6
=============================================================================================================

As usual in the second quarter, weather conditions were a significant factor affecting activity levels. An early spring break-up and dry conditions in May were boding well for a very strong second quarter. These favorable conditions came to an abrupt halt in June as record rainfall in Alberta slowed the movement of oilfield equipment.

Demand for all services remains very strong with winter rates being maintained for the most part throughout the second quarter. The healthy backlog of work should give service providers pricing leverage going into the upcoming winter season.

Operating costs have escalated somewhat as a result of crew wage increases implemented in October 2004 and increases in third party materials and labor required for equipment maintenance programs. General and administrative costs have increased year over year due to a number of factors including increased expense associated with options granted in the last half of 2004, financial advisory and legal fees, severance costs and additional expenses related to both internal and external audit functions.

The effective tax rate has increased in 2005 as a result of the increased options expense, which is not deductible for tax purposes, and as a result of a tax law change in the second quarter that was effective January 1, 2005.

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE MAY CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS. THESE STATEMENTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL AND GAS AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                   JUNE 30,                          JUNE 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)           2005               2004              2005              2004
--------------------------------------------------------------------------------------------------------------------------
Revenue                                               $    157,895      $     134,963    $      541,302     $     496,487

Expenses:
    Operating                                              101,580             92,253           291,113           279,133
    General and administrative                              20,215             12,031            40,009            31,009
    Depreciation and amortization                           11,804             11,779            33,173            35,721
    Foreign exchange                                          (209)            (5,165)             (518)           (5,011)
    ----------------------------------------------------------------------------------------------------------------------
                                                           133,390            110,898           363,777           340,852
--------------------------------------------------------------------------------------------------------------------------

Operating earnings                                          24,505             24,065           177,525           155,635

Interest                                                    10,802             10,257            22,341            18,201
Gain on disposal of investments                                  -                (42)                -               (42)
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before income
     taxes:                                                 13,703             13,850           155,184           137,476
Income taxes:
     Current                                                   662             13,755            44,687            34,014
     Future                                                  3,733            (10,032)           12,908            12,908
     ---------------------------------------------------------------------------------------------------------------------
                                                             4,395              3,723            57,595            46,922
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                          9,308             10,127            97,589            90,554

Discontinued operations, net of tax                         16,543              5,868            66,780            25,960
--------------------------------------------------------------------------------------------------------------------------

Net earnings                                                25,851             15,995           164,369           116,514

Retained earnings, beginning of period                   1,180,201            894,798         1,041,683           794,279
==========================================================================================================================

Retained earnings, end of period                      $  1,206,052      $     910,793     $   1,206,052     $     910,793
==========================================================================================================================

Earnings per share from continuing operations:
    Basic                                             $       0.08       $       0.09     $        0.80     $        0.81
    Diluted                                           $       0.07       $       0.09     $        0.78     $        0.80
==========================================================================================================================
Earnings per share:
    Basic                                             $       0.21       $       0.14     $        1.34     $        1.05
    Diluted                                           $       0.21       $       0.14     $        1.32     $        1.03
==========================================================================================================================

Common shares outstanding (000's)                          122,762            111,817           122,762           111,817
Weighted average shares outstanding (000's)                122,727            111,741           122,521           111,353
Diluted shares outstanding (000's)                         125,013            113,098           124,765           112,858

CONSOLIDATED BALANCE SHEETS

                                                                                   JUNE 30,            December 31,
CDN $000'S                                                                           2005                  2004
---------------------------------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
ASSETS

Current assets:
    Cash and cash equivalents                                                 $        306,538      $        122,012
    Accounts receivable                                                                207,543               309,292
    Income taxes recoverable                                                             1,793                     -
    Inventory                                                                            6,711                 7,734
    Assets of discontinued operations                                                  541,148               497,036
    -----------------------------------------------------------------------------------------------------------------
                                                                                     1,063,733               936,074

Property, plant and equipment, net of accumulated depreciation                         927,592               897,584
Intangibles, net of accumulated amortization                                               511                   498
Goodwill                                                                               266,827               266,827
Other assets                                                                             8,200                 9,116
Assets of discontinued operations                                                    1,742,143             1,741,950
---------------------------------------------------------------------------------------------------------------------
                                                                              $      4,009,006      $      3,852,049
=====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities                                  $         92,513      $        120,432
    Income taxes payable                                                                     -                13,624
    Liabilities of discontinued operations                                             234,511               244,727
    -----------------------------------------------------------------------------------------------------------------
                                                                                       327,024               378,783

Long-term debt                                                                         719,240               718,850
Future income taxes                                                                    367,176               354,268
Future income taxes of discontinued operations                                          75,110                78,407

Shareholders' equity:
    Share capital                                                                    1,301,886             1,274,967
    Contributed surplus                                                                 33,631                26,024
    Cumulative translation adjustment                                                  (21,113)              (20,933)
    Retained earnings                                                                1,206,052             1,041,683
    -----------------------------------------------------------------------------------------------------------------
                                                                                     2,520,456             2,321,741

---------------------------------------------------------------------------------------------------------------------
                                                                              $      4,009,006      $      3,852,049
=====================================================================================================================

Common shares outstanding (000's)                                                      122,762               121,580
Common share purchase options outstanding (000's)                                        5,858                 6,695

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                   JUNE 30,                            JUNE 30,

CDN $000'S (UNAUDITED)                                      2005              2004              2005              2004
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations               $      9,308     $      10,127      $     97,589     $      90,554
     Items not affecting cash:
          Stock-based compensation                            2,684             1,414             5,464             2,943
          Depreciation and amortization                      11,804            11,779            33,173            35,721
      Gain on disposal of investments                             -               (42)                -               (42)
      Future income taxes                                     3,733           (10,032)           12,908            12,908
      Amortization of deferred financing costs                  458               360               917               680
      Unrealized foreign exchange gain on
           long-term monetary items                             (14)           (2,568)               (3)           (2,220)
--------------------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations                 27,973            11,038           150,048           140,544

     Changes in non-cash working capital balances            89,749           175,671            59,436            94,822
--------------------------------------------------------------------------------------------------------------------------
                                                            117,722           186,709           209,484           235,366

Discontinued operations:
     Funds provided by discontinued operations               59,633            27,709           142,547            74,801
     Changes in non-cash working capital balances of
         discontinued operations                             28,880           (18,447)          (48,264)          (40,244)
--------------------------------------------------------------------------------------------------------------------------
                                                             88,513             9,262            94,283            34,557

Investments:
    Business acquisitions                                         -          (658,212)                -          (658,842)
    Purchase of property, plant and equipment               (88,490)          (55,253)         (161,450)         (108,981)
    Purchase of intangibles                                       -                 -               (20)                -
    Proceeds on sale of property, plant and                   8,609             6,533            17,121            11,246
      equipment
    Proceeds on disposal of investments                           -                48                 -                48
    Proceeds on disposal of discontinued operations               -            15,000                 -            40,746
    Investments                                                   -            (1,340)                -            (1,340)
    ----------------------------------------------------------------------------------------------------------------------
                                                            (79,861)         (693,224)         (144,349)        (717,123)

Financing:
    Increase in long-term debt                                    -           520,873                 -           522,136
    Repayment of long-term debt                                  (5)           (6,898)               (9)          (11,263)
    Deferred financing costs on long-term debt                    -            (4,985)                -            (4,985)
    Issuance of common shares on exercise of options          2,626             6,236            25,117            36,771
    Change in bank indebtedness                                   -             2,533                 -           (76,114)
    ----------------------------------------------------------------------------------------------------------------------
                                                             2,621            517,759            25,108           466,545

--------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                       128,975            20,506           184,526            19,345
Cash and cash equivalents, beginning of period              177,563            20,209           122,012            21,370
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period               $    306,538     $      40,715      $    306,538     $      40,715
==========================================================================================================================

CANADIAN DRILLING OPERATING STATISTICS

                                                              FOR THE SIX MONTHS ENDED JUNE 30,
                                                            2005                               2004
                                            ----------------------------------------------------------------------
                                                                       Market                              Market
                                             Precision   Industry*    Share %   Precision    Industry*    Share %
                                            ----------------------------------------------------------------------
Number of drilling rigs                            229         732       31.3         225          683       32.9
Number of operating days (spud to release)      20,048      65,453       30.6      20,047       63,753       31.4
Wells drilled                                    3,504      10,126       34.6       3,530        9,964       35.4
Average days per well                              5.7         6.5                    5.7          6.4
Metres drilled (000's)                           3,936      11,698       33.6       3,799       10,882       34.9
Average metres/day                                 196         179                    190          171
Average metres/well                              1,123       1,155                  1,076        1,092
Rig utilization rate (%)                          48.4        50.4                   48.9         51.6

* Excludes non-CAODC rigs.


A conference call to review the second quarter 2005 results has been scheduled for 12:00 noon MST on Thursday, July 28, 2005. The conference call dial-in number is 1-800-814-4941.

A live webcast will be accessible at WWW.PRECISIONDRILLING.COM by selecting Investor Relations.

FOR FURTHER INFORMATION, PLEASE CONTACT HANK B. SWARTOUT, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.